Bradley C. Weber 650.752.3226 BWeber@goodwinprocter.com	Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, CA 94025 goodwinlaw.com +1 650 752 3100

July 7, 2016

VIA EDGAR

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TPI Composites, Inc.
Registration Statement on Form S-1
File No. 333-212093

Dear Ms. Ravitz:

We are submitting this letter on behalf of TPI Composites, Inc. (the “Company”) to supplement our previous conversations with representatives of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-212093) (the “Registration Statement”).

To supplement current unaudited financial results included in the Registration Statement, the Company will include new language in the Prospectus Summary in an amendment to the Registration Statement in order to provide selected preliminary estimated unaudited financial results as of and for the three months ended June 30, 2016, which language is attached hereto as Exhibit A.

The Company believes that inclusion of these preliminary estimated financial results in the Registration Statement will provide a meaningful and balanced update as to the Company’s financial results as of and for the three months ended June 30, 2016, which are not otherwise disclosed in the Registration Statement and will not be available in final form before the Registration Statement becomes effective.

Please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 752-3226.

Ms. Amanda Ravitz

July 7, 2016

Respectfully Submitted,

/s/ Bradley C. Weber

Bradley C. Weber

cc:	William E. Siwek, TPI Composites, Inc.
Steven Fishbach, Esq., TPI Composites, Inc.
Ryan S. Sansom, Esq., Goodwin Procter LLP
Jesse Nevarez, Esq., Goodwin Procter LLP

Exhibit A

Recent Developments

Set forth below are selected preliminary estimated unaudited financial results as of and for the three months ended June 30, 2016. These financial results are unaudited and should be considered preliminary and subject to change. We have provided ranges, rather than specific amounts, for the preliminary results described below as our final results remain subject to the completion of our closing procedures, final adjustments, developments that may arise between now and the time the financial results are finalized, and management’s and the audit commitee’s final reviews. Accordingly, you should not place undue reliance on this preliminary data, which may differ materially from our final results. Please see “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of certain factors that could result in differences between the preliminary financial data reported below and the final results. These preliminary estimates should not be viewed as a substitute for our full unaudited condensed consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States. In addition, they are not necessarily indicative of the results to be achieved in any future period.

These estimates have been prepared by and are the responsibility of management. Our independent registered public accounting firm has not audited, compiled, performed any procedures on or reviewed the preliminary financial data, and accordingly does not express an opinion or any other form of assurance with respect to the preliminary financial data.

The following are the selected preliminary estimated unaudited financial results as of and for the three months ended June 30, 2016, as well as a comparison to our unaudited financial results for the three months ended June 30, 2015:

	Three months ended June 30, 2015	Three months ended June 30, 2016
	Actual	Low End of Range		High End of Range
	(in thousands, except other operating information)
Other Financial Information:
Net sales	$149,739	$	to	$
Total billings(1)	$139,601	$	to	$
Gross profit	$12,701	$	to	$
Net income	$4,090	$	to	$
EBITDA(1)	$11,868	$	to	$
Adjusted EBITDA(1)	$12,301	$	to	$

	Three months ended June 30,
	2015	2016
Other Operating Information:
Sets(2)	346
Estimated megawatts(3)	772
Total manufacturing line capacity(4)	30
Dedicated manufacturing lines(5)	29
Manufacturing lines in startup(6)	7
Manufacturing lines in transition(7)	10

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information and the reconciliations of total billings, EBITDA and adjusted EBITDA to net sales, net income (loss) and net income (loss), respectively, the most directly comparable financial measures calculated and presented in accordance with GAAP.

(2)	Number of wind blade sets (which consist of three wind blades) invoiced worldwide. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(3)	Estimated megawatts of energy capacity to be generated by wind blade sets invoiced in the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(4)	Number of manufacturing lines our facilities can accommodate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(5)	Number of manufacturing lines that are dedicated to our customers under long-term supply agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information. Dedicated manufacturing lines may be greater than total manufacturing line capacity in instances where we have signed new supply agreements for manufacturing facilities that are under construction or have not yet been built.

(6)	Number of manufacturing lines in a startup phase during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(7)	Number of manufacturing lines that were being transitioned to a new wind blade model during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

We expect to report net sales of between $[xxx] million and $[xxx] million for the three months ended June 30, 2016 and total billings of between $[xxx] million and $[xxx] million. This compares to net sales and total billings of $149.7 million and $139.6 million, respectively, for the three months ended June 30, 2015. The increase is primarily due to                     .

We expect to report net income of between $[xxx] million and $[xxx] million for the three months ended June 30, 2016, as compared to net income of $4.1 million for the three months ended June 30, 2015. The increase is due to                     .

We expect to report EBITDA of between $[xxx] million and $[xxx] million and adjusted EBITDA of between $[xxx] million and $[xxx] million for the three months ended June 30, 2016. This compares to EBITDA of $11.9 million and adjusted EBITDA of $12.3 million for the three months ended June 30, 2015. The increase is due to the factors described above.

We expect to report cash and cash equivalents as of June 30, 2016 of approximately $[xxx] million and an aggregate principal amount of total indebtedness as of June 30, 2016 of approximately $[xxx] million. During the three months ended June 30, 2016, we repaid approximately $[xxx] million of outstanding long-term indebtedness.

The following table presents reconciliations of estimated total billings to our preliminary estimated low end and high end ranges for our estimated net sales as well as estimated EBITDA and adjusted EBITDA to our preliminary estimated low end and high end ranges for our estimated net income, each for the three months ended June 30, 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of total billings to net sales and EBITDA and adjusted EBITDA to net income for the prior periods.

	Three months ended June 30, 2015	Three months ended June 30, 2016
	Actual	Low End of Range		High End of Range
		(in thousands)
Net sales	$149,739	$	to	$

Change in deferred revenue:			to
Blade-related deferred revenue at beginning of period	(76,534)		to
Blade-related deferred revenue at end of period	68,226		to
Foreign exchange impact(1)	(1,830)		to

Change in deferred revenue	(10,138)		to

Total billings	$139,601	$	to	$

Net income	$4,090	$	to	$
Adjustments:			to
Depreciation and amortization	2,910		to
Interest expense (net of interest income)	3,644		to
Income tax provision	1,224		to

EBITDA	11,868		to
Realized loss on foreign currency remeasurement	433		to

Adjusted EBITDA	$12,301	$	to	$

(1)	Represents the expected effect of the difference the exchange rate used by our various foreign subsidiaries on the invoice date versus the exchange rate used at the period-end balance sheet date.